Exhibit 99.1

New Gold to Discuss Second Quarter 2016 Financial Results on Thursday, July 28, 2016

TORONTO, July 5, 2016 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) announces that it will release its second quarter 2016 financial results after market close on Wednesday, July 27, 2016. A webcast and conference call to discuss these results will be held on Thursday, July 28, 2016 at 9:30 a.m. Eastern time. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until August 28, 2016 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 45491569. An archived webcast will also be available until October 28, 2016 at www.newgold.com.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as a 4% gold stream on the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

SOURCE New Gold Inc.

%CIK: 0000800166

For further information: Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Email: info@newgold.com

CO: New Gold Inc.

CNW 16:35e 05-JUL-16